UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Annual Information Update

6 April 2011
Pearson plc
(“Pearson” or “the Company”)

Annual Information Update

Annual Information Update for the period 31 March 2010 up to and including 5 April 2011.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period.  The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.

RNS Announcements
Announcements made by the Company via RNS, a Regulatory Information Service, can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Company’s website at www.pearson.com, which also shows announcements concerning Pearson group news.  The RNS announcements made during the defined period were:

Date of Announcement	Headline of Announcement at Stock Exchange
1 April 2011	Total Voting Rights
28 March 2011	EDI Acceptances and Extension
25 March 2011	Form 20-F
24 March 2011	Annual Financial Report
22 March 2011	Director/PDMR Shareholding
10 March 2011	Form 8 (OPD) EDI - correction
10 March 2011	Offer for EDI – correction
7 March 2011	Offer for Education Development International plc
7 March 2011	Offer for Education Development International plc
2 March 2011	Director/PDMR Shareholding
1 March 2011	Statement re the Libyan Investment Authority
1 March 2011	Total Voting Rights
28 February 2011	Final Results
25 February 2011	Non-Executive Director
11 February 2011	Director Declaration
7 February 2011	Joshua Lewis appointed to Pearson Board
1 February 2011	Total Voting Rights
19 January 2011	Trading Statement
18 January 2011	Acquisition
7 January 2011	Director/PDMR Shareholding
4 January 2011	Total Voting Rights
22 December 2010	Director/PDMR Shareholding
16 December 2010	Director/PDMR Shareholding
13 December 2010	Director/PDMR Shareholding
10 December 2010	Director/PDMR Shareholding
10 December 2010	Additional Listing
1 December 2010	Total Voting Rights
25 November 2010	Director/PDMR Shareholding
22 November 2010	Acquisition
16 November 2010	Acquisition
9 November 2010	Holding(s) in Company
1 November 2010	Holding(s) in Company
1 November 2010	Total Voting Rights
25 October 2010	Nine-Month Interim Management Statement
1 October 2010	Total Voting Rights
1 October 2010	Director/PDMR Shareholding
1 October 2010	Director/PDMR Shareholding
1 October 2010	Director/PDMR Shareholding
20 September 2010	Director/PDMR Shareholding
1 September 2010	Total Voting Rights
3 August 2010	Pearson to Acquire America’s Choice
2 August 2010	Total Voting Rights
30 July 2010	Sale of Stake in Interactive Data Completed
29 July 2010	Pearson to Acquire Wall Street Institute
26 July 2010	Interim Results
22 July 2010	Acquisition
7 July 2010	Compulsory Acquisition of Shares
5 July 2010	Director/PDMR Shareholding
1 July 2010	Director/PDMR Shareholding
1 July 2010	Total Voting Rights
21 June 2010	Director/PDMR Shareholding
17 June 2010	Offer Update
11 June 2010	Offer Update
9 June 2010	Form 8 (DD) Melorio plc
7 June 2010	Holding(s) in Company
1 June 2010	Total Voting Rights
26 May 2010	Form 8 (DD) Melorio plc
26 May 2010	Form 8 (DD) Melorio plc
24 May 2010	Director/PDMR Shareholding
24 May 2010	Director/PDMR Shareholding
24 May 2010	Form 8 (DD) Melorio plc
24 May 2010	Form 8 (OPD) Melorio plc
21 May 2010	Offer Document Posted
19 May 2010	Form 8 (OPD) Melorio plc
19 May 2010	Form 8 (OPD) Melorio plc
19 May 2010	Offer for Melorio plc
10 May 2010	Director/PDMR Shareholding
4 May 2010	Total Voting Rights
4 May 2010	Pearson to Sell 61% Stake in Interactive Data
30 April 2010	AGM Statement
30 April 2010	Trading Statement
22 April 2010	Director/PDMR Shareholding
19 April 2010	Directorate: CK Prahalad
1 April 2010	Director/PDMR Shareholding
1 April 2010	Total Voting Rights
31 March 2010	Form 20-F
31 March 2010	Director/PDMR Shareholding
31 March 2010	Annual Information Update

Documents Filed with Companies House

The Company made the following filings with Companies House during the defined period.  Copies of these documents may be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Posted on Companies House Direct Website	Document Filed with Companies House
3 March 2011	AP01 – Appointment: Joshua Lewis
14 February 2011	Annual Return
2 June 2010	Annual Return
12 May 2010	Articles of Association
10 May 2010	RES01 - Alteration to Memorandum & Articles of Association
7 May 2010	TM01 – Appointment Terminated: Terry Burns
22 April 2010	TM01 – Appointment Terminated: CK Prahalad
19 April 2010	AA – Annual Accounts to 31 December 2009

In addition, the Company filed Forms SH01 (Statement of Capital) with Companies House.  These were posted on the Companies House Direct website on 1 November 2010, 16 September 2010, 18 August 2010, 18 May 2010 and 1 April 2010.

Interim Results
The Company’s interim results for the period 1 January 2010 to 30 June 2010 were announced on 26 July 2010.  They are available on the Company’s website at www.pearson.com.

Information Provided to Shareholders

The Company sent to its shareholders and, with the exception of the Form of Proxy, made available on its website, the following documents during the defined period:

Date of Mailing	Documents Sent to Shareholders
24 March 2011	Annual Report and Accounts 2010 and/or Performance Summary 2010.
Letter from the Chairman and Notice of 2011 AGM.
Form of Proxy in relation to 2011 AGM.

Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2010 year end (“the AGM documentation”) were submitted to the National Storage Mechanism on 24 March 2011.  In addition, copies of the resolutions passed at the 2010 AGM were sent to the UK Listing Authority on 30 April 2010.  Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing

The Company is listed on the New York Stock Exchange (“NYSE”) as well as on the London Stock Exchange.  There is a requirement, therefore, that information made public in the UK also needs to be made available in the US.  Such documentation is listed below:

NYSE
The Company sent copies of the AGM documentation, referred to above, to the NYSE on 24 March 2011 and copies of the resolutions passed at the 2010 AGM were sent to the NYSE on 30 April 2010.

Bank of New York (“BoNY”)
The Company sent copies of the AGM documentation, referred to above, to the BoNY on 24 March 2011.

Form 20-F
The Company filed a Form 20-F with the SEC on 31 March 2010 and on 25 March 2011.  Copies of these documents can be found on the Company’s website at www.pearson.com and hard copies are available from the Company Secretary of Pearson.

Stephen Jones
Head of Company Secretarial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  6 April, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary